Oatley Bystrom & Hansen
                      A Professional Corporation of CPA's
                       6061 South Willow Drive, Suite 230
                       Greenwood Village, Colorado 80111
                     (303) 770-8383    Fax (303) 721-6925

                               September 27, 2000



C.P. Gervaise-Brasier, President
GS Telecom Limited
Enterprise House, Ocean Village, Southampton, SO14 3XD,
United Kingdom of Great Britain

Dear Mr. Gervaise-Brasier:

We are advising you as follows:

1. Oatley & Hansen (formerly Oatley Bystrom & Hansen) resigned as auditor effective September 27, 2000, at the request of GS Telecom, LTD.

2. In connection with the audit of the most recent fiscal year, no disagree-ment(s) exist with any former accountant on any matter of accounting, princi -ples or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

    The audit report by Oatley & Hansen (formerly Oatley Bystrom & Hansen) for the year ended June 30, 1999, contained an opinion which included a para-graph discussing uncertainties related to continuation of the Registrant as a going concern. Otherwise, the audit report by Oatley & Hansen (formerly Oatley Bystrom & Hansen) for the year ended June 30, 1999 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

I trust this letter will fulfill your requirements.

Sincerely,

/s/ Gaylen Hansen

Oatley & Hansen